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EXHIBIT 23

ACCOUNTANTS' CONSENT

The Board of Directors
Response Oncology, Inc.:

We consent to incorporation by reference in the Registration Statements (No. 33-45616, No. 33-21333, and No. 333-14371) on Form S-8 of Response Oncology,
Inc. of our report dated March 30, 2001, relating to the consolidated balance sheets of Response Oncology, Inc. and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2000, and the related financial statement schedule, which report appears in the December 31, 2000 annual report on Form 10-K of Response Oncology, Inc.

Our report dated March 30, 2001 contains an explanatory paragraph that states that on March, 29, 2001, the Company filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court. The filing and related matters raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements and financial statement schedule do not include any adjustments that might result from the outcome of this uncertainty.

                                                KPMG LLP

Memphis, Tennessee
March 30, 2001